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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*



                      Martha Stewart Living Omnimedia, Inc.
                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
                         (Title of class of securities)

                                    573083102
                                 (CUSIP number)

                              Thomas Roberts, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 310-8479
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 August 30, 2005
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               (Page 1 of 7 pages)

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
CUSIP No.  573083102                           Schedule 13D                                    Page 2 of 7


           1             NAMES OF REPORTING PERSONS
                         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                         Alexis Stewart

           2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                                                  (a)    [_]
                                                                                                  (b)    [x]

           3             SEC USE ONLY

           4             SOURCE OF FUNDS:                                             N/A

           5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                         PURSUANT TO ITEM 2(d) OR 2(e):                                                  [  ]

           6             CITIZENSHIP OR PLACE OF ORGANIZATION:       United States
   NUMBER OF SHARES
                                  7        SOLE VOTING POWER:
                                           0 shares of Class A Common Stock

 BENEFICIALLY OWNED BY            8        SHARED VOTING POWER
                                           28,891,112 shares of Class A Common Stock (1)
    EACH REPORTING
                                  9        SOLE DISPOSITIVE POWER:
                                           0 shares of Class A Common Stock

      PERSON WITH                 10       SHARED DISPOSITIVE POWER:
                                           28,891,112 shares of Class A Common Stock (1)

          11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                         PERSON:  28,891,112 shares of Class A Common Stock (See Item 5)

          12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                         CERTAIN SHARES:                [x] (See Item 5)

          13             PERCENT OF CLASS REPRESENTED BY AMOUNT  IN ROW (11):
                                                                                         55.9% (2) (See Item 5)

          14             TYPE OF REPORTING PERSON:                                    IN


(1) Includes 27,891,112 shares of Class A Common Stock which the Reporting Person may beneficially own pursuant to (i) a revocable proxy, dated as of October 6, 2004, whereby Martha Stewart appointed the Reporting Person as her true and lawful proxy, attorney-in-fact and agent with respect to all of the securities of the Company that are owned by Martha Stewart from time to time and a power of attorney, dated as of October 6, 2004, whereby Martha Stewart appointed the Reporting Person as her attorney-in-fact and
     (ii) a revocable proxy, dated as of October 6, 2004, whereby the Martha Stewart Family Limited Partnership ("MSFLP") appointed the Reporting Person as its true and lawful proxy, attorney-in-fact and agent with respect to all of the securities of the Company that are owned by MSFLP from time to time. The 27,891,112 shares of Class A Common Stock include the following:


                                       2
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CUSIP No.  573083102               Schedule 13D                      Page 3 of 7


     (i) 5,100 shares of Class A Common Stock owned by Martha Stewart, (ii) options to purchase 262,500 shares of Class A Common Stock held by Martha Stewart which are exercisable within 60 days of August 30, 2005, but excludes options to purchase 37,500 shares of Class A Common Stock held by Martha Stewart which are not exercisable within 60 days of August 30, 2005, and (iii) 27,623,512 shares of the Company's Class B Common Stock, each of which is convertible at the option of the holder into one share of Class A Common Stock, and all of which are owned by MSFLP and indirectly owned by Martha Stewart as the sole general partner of MSFLP.

(2) Based upon a total of 23,778,627 shares of Class A Common Stock outstanding as of August 3, 2005, as reported in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2005, and assumes (i) the conversion of 27,623,512 shares of Class B Common Stock and (ii) the exercise of options to purchase 262,500 shares of Class A Common Stock held by Martha Stewart which are exercisable within 60 days of August 30, 2005, but assumes no other exercises or conversions of any other derivative or convertible securities relating to the Company's Class A Common Stock.

CUSIP No.  573083102               Schedule 13D                      Page 4 of 7

                            Statement on Schedule 13D

           This Amendment No. 3 ("Amendment No. 3") amends the Statement on
Schedule 13D filed on January 26, 2005, as amended by Amendment No. 1 filed on July 6, 2005, and Amendment No. 2 filed on August 2, 2005 (as amended, the "Schedule 13D"), by and on behalf of Alexis Stewart (the "Reporting Person").

           Except as otherwise indicated, capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

           Item 4 of the Schedule 13D is amended and supplemented by adding the following after the last paragraph thereof:

           THE GIFT

           On August 30, 2005, Martha Stewart made a gift of 1,000,000 shares of Class A Common Stock to the Martha and Alexis Stewart Charitable Foundation (the "Foundation"), of which Martha Stewart and the Reporting Person are co-trustees.

           Except as indicated above, the information set forth in Item 4 of the
Schedule 13D remains unchanged.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

           Part (a) of Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

           (a) As of the date hereof, the Reporting Person may be deemed to beneficially own 28,891,112 shares of Class A Common Stock. This number includes
(i) 1,000,000 shares of Class A Common Stock held indirectly by the Reporting Person as co-trustee of the Foundation, (ii) 5,100 shares of Class A Common Stock owned by Martha Stewart, (iii) options to purchase 262,500 shares of Class A Common Stock held by Martha Stewart which are exercisable within 60 days of August 30, 2005, and (iv) 27,623,512 shares of the Company's Class B Common Stock, owned directly by MSFLP and indirectly by Martha Stewart as the sole general partner of MSFLP, each of which is convertible at the option of the holder into one share of Class A Common Stock.

           The Reporting Person may be deemed to own an aggregate of 55.9% of the Company's Class A Common Stock, which is calculated based on a total of 23,778,627 shares of Class A Common Stock outstanding as of August 3, 2005, as reported in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2005, and assumes (i) the conversion of 27,623,512 shares of Class B Common Stock and (ii) the exercise of options to purchase 262,500 shares of Class A Common Stock held by Martha Stewart which are exercisable within 60 days of August 30, 2005, but assumes no other exercises or conversions of any other derivative or convertible securities relating to the Company's Class A Common Stock.

           By virtue of the relationships described in Item 4, the Reporting Person may be deemed to have become a member of a group for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934. For purposes of disclosing the number of shares beneficially owned by the Reporting Person, the Reporting Person may also be deemed a beneficial owner, with shared voting and dispositive power, of an additional 29,816 shares of Class A Common Stock owned beneficially and directly by the 1999 Trust, 10,648 shares of Class A Common Stock owned beneficially and directly by M. Stewart and 37,270 shares of Class A Common Stock owned beneficially and directly by the 2000 Trust, for a total beneficial ownership of 28,968,846, which represents 56.1% of the shares of Class A Common Stock outstanding. The Reporting Person disclaims beneficial ownership of all such securities, and this report shall not be deemed to be an admission that she is the beneficial owner of such securities. MSFLP and Martha Stewart, individually, as the sole general partner of MSFLP and as co-trustee or trustee, as applicable, of each of the Trusts and the Foundation, report separately on
Schedule 13G. M. Stewart, the 1999 Trust, the 2000 Trust, Lawrence Shire, as co-trustee of the 2000 Trust, and the Foundation report separately on Schedules 13D.

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CUSIP No.  573083102               Schedule 13D                      Page 5 of 7

           Part (b) of Item 5 of the Schedule 13D is amended and supplemented by adding the following after the last paragraph thereof:

           Martha Stewart and the Reporting Person, as co-trustees of the Foundation, share voting and dispositive power with respect to the 1,000,000 shares of Class A Common Stock owned by the Foundation.

           Part (c) of Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

           (c) On August 30, 2005, Martha Stewart disposed of 1,000,000 shares of Class A Common Stock through a gift to the Foundation.

           Part (d) of Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

           (d) (i) Martha Stewart is the record owner of 27,891,112 shares of Class A Common Stock that the Reporting Person may be deemed to beneficially own and has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Class A Common Stock.

               (ii) Martha Stewart and the Reporting Person, as co-trustees of the Foundation, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,000,000 shares of Class A Common Stock owned by the Foundation.

               (iii) The 1999 Trust is the record owner of 29,816 shares of Class A Common Stock that the Reporting Person may be deemed to beneficially own. Martha Stewart, as the sole trustee of the 1999 Trust, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Class A Common Stock.

               (iv) M. Stewart is the record owner of 10,648 shares of Class A Common Stock that the Reporting Person may be deemed to beneficially own and has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Class A Common Stock.

               (v) The 2000 Trust is the record owner of 37,270 shares of Class A Common Stock that the Reporting Person may be deemed to beneficially own. Lawrence Shire and Martha Stewart, as co-trustees of the 2000 Trust, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Class A Common Stock.

           Except as provided herein, no person other than each respective owner referred to herein of Class A Common Stock is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Class A Common Stock.

           Except as indicated above, the information set forth in Item 5 of the
Schedule 13D remains unchanged.


             [The remainder of this page intentionally left blank.]

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CUSIP No.  573083102               Schedule 13D                      Page 6 of 7

                                    Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 30, 2005



 /s/ Alexis Stewart
--------------------------
Alexis Stewart








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                                  Exhibit Index

Exhibit   Description
-------   -----------

A         Revocable Proxy, dated October 6, 2004, executed by Martha Stewart

B         New York Power of Attorney of Martha Stewart, dated October 6, 2004

C         Connecticut Power of Attorney of Martha Stewart, dated October 6, 2004

D Revocable Proxy, dated October 6, 2004, executed by the Martha Stewart Family Limited Partnership